PRICING TERM SHEET Dated as of August 6, 2014	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-197871 Supplementing the Preliminary Prospectus dated August 5, 2014

Synchronoss Technologies, Inc.

Offering of

$200.0 million aggregate principal amount of

0.75% Convertible Senior Notes due 2019

(the “Offering”)

This pricing term sheet relates only to the convertible senior notes (the “Notes”) described below and should be read together with the preliminary prospectus dated August 5, 2014 (including the documents incorporated by reference therein) relating to the Offering (the “Preliminary Prospectus”) before making a decision in connection with an investment in the Notes. The information in this term sheet supersedes the information in the Preliminary Prospectus relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Synchronoss Technologies, Inc. (NASDAQ: SNCR)

Notes:	0.75% Convertible Senior Notes due 2019

Trade Date:	August 7, 2014

Settlement Date:	August 12, 2014

Offering Size:	$200.0 million ($230.0 million if the underwriters exercise their over-allotment option to purchase additional Notes in full)

Maturity Date:	August 15, 2019, subject to earlier conversion or repurchase

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	2.75% of principal amount

Interest Rate:	0.75% per annum accruing from the Settlement Date, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2015

NASDAQ Closing Sale Price on August 6, 2014:	$38.67 per share of the Issuer’s common stock

Conversion Premium:	Approximately 37.5% above the NASDAQ Closing Sale Price on August 6, 2014

Initial Conversion Rate:	18.8072 shares of the Issuer’s common stock per $1,000 principal amount of Notes

Initial Conversion Price:	$53.17 per share of the Issuer’s common stock

Convertible into:	Shares of the Issuer’s common stock

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering, after payment of the underwriters’ discounts and estimated offering expenses payable by the Issuer, will be approximately $193.7 million (or approximately $222.9 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use the net proceeds from the Offering to repay $40.0 million of its outstanding indebtedness under its revolving credit facility, for general corporate purposes and potential acquisitions and strategic transactions.

No Redemption:	The Issuer may not redeem the Notes at its option prior to maturity.

Adjustment to Conversion Rate upon Conversion in Connection with a Make-whole Adjustment Event:

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below. The stock prices set forth in the first row of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus.

	Stock Price
Effective Date	$38.67	$40.00	$45.00	$50.00	$53.17	$55.00	$60.00	$70.00	$90.00	$110.00	$130.00	$150.00
August 12, 2014	7.0525	6.5747	5.1053	4.0231	3.4813	3.2089	2.5853	1.7184	0.8082	0.3940	0.1893	0.0837

August 15, 2015	7.0525	6.7827	5.1972	4.0384	3.4626	3.1744	2.5195	1.6241	0.7165	0.3257	0.1432	0.0550

August 15, 2016	7.0525	6.8628	5.1541	3.9189	3.3121	3.0107	2.3333	1.4309	0.5672	0.2277	0.0842	0.0228

August 15, 2017	7.0525	6.8031	4.9452	3.6246	2.9876	2.6753	1.9866	1.1112	0.3579	0.1100	0.0245	0.0000

August 15, 2018	7.0525	6.4630	4.3928	2.9653	2.3036	1.9890	1.3264	0.5805	0.0998	0.0074	0.0000	0.0000

August 15, 2019	7.0525	6.1928	3.4150	1.1928	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be as set forth in the table above, in which case:

•             If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year;

•             If the stock price is greater than $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•             If the stock price is less than $38.67 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 25.8597 per $1,000 principal amount of Notes, subject to adjustment in the same manner, on a proportional basis, as the base conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

CUSIP/ISIN:	87157B AA1/US87157BAA17

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Co-Managers:	Raymond James & Associates, Inc. Stifel Nicalous & Company, Incorporated Wells Fargo Securities, LLC

Additional Information:	(a) The following change will be made to the Preliminary Prospectus: On page 58, the total number of shares of common stock outstanding on June 30, 2014 is 41,798,092.

(b)    The Issuer has been advised by the underwriters that, prior to entering into the underwriting agreement relating to the offering, on August 6, 2014, one of the underwriters purchased, on behalf of the underwriting syndicate, 134,567 shares of the Issuer’s common stock at a weighted average price of $38.5831 per share in stabilizing transactions.  See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or SEC, for the Offering. Before you invest, you should read the Preliminary Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037 or J.P. Morgan Securities LLC at (866) 803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.